sodastream

a smarter way to enjoy soda

Q2 2012 Performance

Supplement to August 8, 2012 Press Release


sodastream
CO2 Cylinder
ginger ale
orange

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Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

These statements include descriptions regarding the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue," the negative of these terms and other comparable terminology. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under "Risk Factors" in the Company's Form 20-F, that may cause the Company's actual results, performance or achievements to differ materially from those set forth in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies.

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Non-IFRS Financial Measures

This presentation contains certain non-IFRS measures, including Adjusted net income ("Adjusted net income"), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA"), and Adjusted diluted earnings per share ("Adjusted diluted EPS").

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company's operations since they provide a clearer indication of the Company's operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this presentation have been reconciled to the IFRS results in the table included at the end of this presentation.

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Financial Highlights – Q2 2012 / Q2-2011

	Q2 2012	% Change
Total Revenues	$103.0 million	+49%
Soda Maker Units	764,000	+20%*
Flavor Units	7.2 million	+19%
CO_2 Refill Units	4.2 million	+25%
Net Income	$9.5 million	+44%
Adjusted Net Income	$10.9 million	+38%
EPS**	$0.45	+41%
Adjusted EPS**	$0.52	+37%

* Excluding Czech Republic +35%
**Based on 20.9 million weighted shares outstanding vs. 20.8 million in Q2 2011

Fiscal 2012 Guidance Update

- Revenue growth of approximately 40% over 2011 revenue of $289.0 million, up from previous guidance of 33%
- Net income growth of approximately 55% over 2011 net income of $27.5 million, up from previous guidance of 50%
- Adjusted net income growth of approximately 47% over 2011 adjusted net income of $32.9 million, up from previous guidance of 42%

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Quarterly Revenue Growth


Quarterly Revenues 2009 - 2012 (in $ Million)
120.0
100.0
80.0
60.0
40.0
20.0
-
27.9
39.1
58.5
87.9
31.6
50.0
69.1
103.0
35.9
54.5
75.7
40.9
64.9
85.7
Q1
Q2
Q3
Q4
2009
2010
2011
2012

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Soda Maker Units


Quarterly Soda Maker Unit Sales 2009-2012 (in thousands)
900
800
700
600
500
400
300
200
100
-
184
297
592
683
203
463
634
764
285
449
717
385
712
767
Q1
Q2
Q3
Q4
2009
2010
2011
2012

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CO2 Refill Units


Quarterly Refill Unit Sales 2009-2012 (in millions)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1.9
2.3
2.9
3.7
2.1
2.5
3.4
4.2
2.2
2.8
3.6
2.3
2.7
3.4
Q1
Q2
Q3
Q4
2009
2010
2011
2012

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Flavor Units


Quarterly Flavor Unit Sales 2009-2012 (in millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.4
3.0
3.8
5.8
1.7
3.1
6.1
7.2
2.0
4.1
4.4
2.2
3.7
4.6
Q1
Q2
Q3
Q4
2009
2010
2011
2012

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Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations Q2-2012 vs. Q2-2011

	2011			2012		
	Reported (Unadjusted) (Unaudited)	Share based payment (Unaudited)	Adjusted (Unaudited)	Reported (Unadjusted) (Unaudited)	Share based payment (Unaudited)	Adjusted (Unaudited)
Revenues	$69,104	$	$69,104	$103,019	$	$103,019
Cost of revenues	32,491		32,491	47,016		47,016
Gross profit	36,613		36,613	56,003		56,003
Operating expenses						
Sales and marketing	22,469		22,469	37,083		37,083
General and administrative	7,290	(1,321)	5,969	9,225	(1,424)	7,801
Other income, net	(39)		(39)	(41)		(41)
Total operating expenses	29,720	(1,321)	28,399	46,267	(1,424)	44,843
Operating income	6,893	1,321	8,214	9,736	1,424	11,160
Interest expense (income), net	(515)		(515)	128		128
Other financial expense (income), net	(399)		(399)	24		24
Total financial expense (income), net	(914)		(914)	152		152
Income before income taxes	7,807	1,321	9,128	9,584	1,424	11,008
Income taxes	1,239		1,239	134		134
Net income for the period	$6,568	$1,321	$7,889	$9,450	$1,424	$10,874
Net income per share						
Basic	$0.33		$0.40	$0.47		$0.54
Diluted	$0.32		$0.38	$0.45		$0.52
Weighted average number of shares						
Basic	19,647		19,647	20,289		20,289
Diluted	20,772		20,772	20,932		20,932